SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  5 April 2004


                              LLOYDS TSB GROUP plc
                 (Translation of registrant's name into English)


                                    5th Floor
                                25 Gresham Street
                                     London
                                    EC2V 7HN
                                 United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 5 April 2004 re: Annual Report and Accounts






                    Secretary's Department      Direct line: 020 7356 2108
                    25 Gresham Street           Network:     7-400 2108
                    London                      Switchboard: 020 7626 1500
                    EC2V 7HN                    Facsimile:   020 7356 1038
                    TNT 89


                                                           5th April, 2004



LLOYDS TSB GROUP PLC

NOTICE OF ANNUAL GENERAL MEETING
FORM OF PROXY
ANNUAL REPORT AND ACCOUNTS 2003
ANNUAL REVIEW 2003

Copies of the above document have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's document viewing facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Telephone no. 020 7676 1000.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver
                                    Name:     M D Oliver
                                    Title:    Director of Investor Relations

Date: 5 April 2004